UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Executive Officer, Senior Director, Global Corporate Strategy

Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

and

Matthew B. Goodman

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,798,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,798,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,798,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 45,798,176 Common Shares (as defined below) of the Issuer (as defined below), issued and outstanding as of the Effective Time (as defined below). At the Effective Time, the 51,599,200 Common Shares held by shareholders of the Issuer (other than Excluded Shares (as defined below), Sumitovant Owned Shares (as defined below) and Dissenting Shares (as defined below)), were cancelled and automatically ceased to exist, and each holder of such cancelled Common Shares will be entitled to receive $27.00 per share in cash, without interest and less any applicable withholding taxes (the “Per Share Merger Consideration”).

1	NAMES OF REPORTING PERSONS Sumitomo Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,798,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,798,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,798,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 45,798,176 Common Shares of the Issuer, issued and outstanding as of the Effective Time. At the Effective Time, the 51,599,200 Common Shares held by shareholders of the Issuer (other than Excluded Shares, Sumitovant Owned Shares and Dissenting Shares), were cancelled and automatically ceased to exist, and each holder of such cancelled Common Shares will be entitled to receive the Per Share Merger Consideration.

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,798,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,798,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,798,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 45,798,176 Common Shares of the Issuer, issued and outstanding as of the Effective Time. At the Effective Time, the 51,599,200 Common Shares held by shareholders of the Issuer (other than Excluded Shares, Sumitovant Owned Shares and Dissenting Shares), were cancelled and automatically ceased to exist, and each holder of such cancelled Common Shares will be entitled to receive the Per Share Merger Consideration.

Introductory Note

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, Amendment No. 5 filed on May 14, 2021, Amendment No. 6 filed on September 17, 2021, Amendment No. 7 filed on October 27, 2021, Amendment No. 8 filed on October 3, 2022, Amendment No. 9 filed October 24, 2022 and Amendment No. 10 filed on March 6, 2023 (together with the Initial Filing, the “Original Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 11 is being filed to amend the Original Schedule 13D as follows:

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following information:

On March 1, 2023, the Issuer held a special general meeting of its shareholders (the “Special General Meeting”) to consider and vote upon a proposal to adopt and approve an Agreement and Plan of Merger, dated as of October 23, 2022 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among the Issuer, Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Sumitovant”), Zeus Sciences Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Sumitovant (“Merger Sub”), and, solely with respect to Article IX and Annex A of the Merger Agreement, Sumitomo Pharma Co., Ltd., a company organized under the laws of Japan, and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including a merger, pursuant to which Merger Sub would merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) following the Merger as a wholly owned subsidiary of Sumitovant (the “Merger Proposal”). At the Special General Meeting, the Merger Proposal was approved, receiving the affirmative vote of (i) approximately 97.32% of the Common Shares issued and outstanding and entitled to vote on the Merger Proposal and voting at the Special General Meeting and (ii) approximately 68.45% of Common Shares issued and outstanding held by the Issuer’s shareholders other than Sumitovant or its affiliates.

On March 10, 2023, the Issuer, Sumitovant and Merger Sub consummated the Merger, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving entity. At the effective time of the Merger (the “Effective Time”), (i) each Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Sumitovant Owned Shares and Dissenting Shares) was cancelled and converted into the right to receive the Per Share Merger Consideration; (ii) any Common Share owned by the Issuer or any direct or indirect wholly owned subsidiary of the Issuer (each, an “Excluded Share”) as of immediately prior to the Effective Time was cancelled, was no longer outstanding and automatically ceased to exist and no consideration was delivered in exchange therefor; (iii) each Common Share that was beneficially owned by Sumitovant as of immediately prior to the Effective Time (each, a “Sumitovant Owned Share”) remained outstanding and constituted a fully paid and nonassessable common share of the Surviving Company; (iv) each Common Share held by a holder who, as of the Effective Time, did not vote in favor of the Merger and complied with certain procedures specified in the Merger Agreement (each, a “Dissenting Share”), was automatically cancelled and the holder thereof will have the right to receive the Per Share Merger Consideration and, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda is greater than the Per Share Merger Consideration, the difference between such appraised fair value and the Per Share Merger Consideration; and (v) each common share, par value $0.000017727 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time remained outstanding and constituted a fully paid and nonassessable common share of the Surviving Company. Immediately following the Effective Time, Sumitovant beneficially owned 100% of the outstanding common shares of the Surviving Company in the Merger.

As a result of the Merger, the Common Shares have ceased to trade on the New York Stock Exchange (the “NYSE”) prior to market open on March 10, 2023 and became eligible for delisting from the NYSE and termination of registration under the Act. The Issuer has requested that the NYSE file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 with the SEC to delist the Common Shares from the NYSE. After the Form 25 becomes effective, the Issuer plans to file a Form 15 with the SEC to terminate the registration of the Common Shares under the Exchange Act and suspend its reporting obligations with the SEC.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Issuer set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023	Sumitomo Chemical Co., Ltd.

	By:	/s/ Takeo Kitayama
	Name:	Takeo Kitayama
	Title:	Executive Officer, General Manager, Corporate Planning Office

Dated: March 10, 2023	Sumitomo Pharma Co., Ltd.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Executive Officer, Senior Director, Global Corporate Strategy

Dated: March 10, 2023	Sumitovant Biopharma Ltd.

	By:	/s/ Monika Adams
	Name:	Monika Adams
	Title:	Transactions Officer

[Signature Page to Schedule 13D/A Amendment No. 11 (Closing)]

EXHIBIT INDEX

Exhibit	Document Description

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).